Exhibit 99.1

China Sunergy Announces Second Quarter 2015 Financial Results

NANJING, China, November 23, 2015 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•	Total revenue was US$87.5 million, a decrease of 4.3% from US$91.5 million in the first quarter of 2015. The revenue for self-branded products totaled US$86.6 million and the revenue for the products processed under the OEM arrangement was US$0.9 million.

•	Shipments totaled 184.5MW, a decrease of 3.8% (7.4MW) from 191.9MW in the first quarter of 2015. Module shipments, including module processed under OEM arrangement of 16.8MW, were 148.9MW. Cell shipments were 35.6MW.

•	Average selling price (“ASP”) for the Company’s modules, excluding those processed under OEM arrangements, was US$0.58 per watt, unchanged from the previous quarter.

•	Gross profit was US$6.1 million and gross margin was 6.9%, compared with gross profit of US$10.3 million on gross margin of 11.3% in the first quarter of 2015.

•	Net loss attributable to ordinary shareholders was US$10.5million, compared with US$12.2 million in the first quarter of 2015.

•	Net loss attributable to ordinary shareholders per ADS was US$0.71, compared with US$0.82 in the first quarter of 2015.

•	Cash, cash equivalents and restricted cash totaled US$148.5 million as of June 30, 2015.

Second Quarter 2015 Financial Review

Total Revenue and Shipments

For the second quarter of 2015, total revenue was US$87.5 million, compared with US$91.5 million in the first quarter of 2015. The decrease in revenue was mainly due to lower shipments in OEM arrangement for solar modules. Revenue from the Company’s self-brand modules and cells business totaled US$86.6 million or 99.0% of the total revenue, while revenue generated from the modules processed under OEM arrangement, was US$0.9 million, or 1.0% of total revenue. Since self-branded module and cell businesses are more profitable than OEM arrangements, and the Company managed to obtain more self-branded orders in the second quarter of 2015, the Company actively utilized more capacity for self-branded modules and cells other than OEM arrangements during the period.

Total shipments for the second quarter of 2015 were 184.5MW, a decrease of 3.8% from 191.9MW in the previous quarter. The decrease in total shipments was primarily resulted from less OEM arrangement for solar modules. Total module shipments, including modules processed under OEM arrangement of 16.8MW, were 148.9MW for the second quarter of 2015. Total self-branded cell shipments were 35.6MW for the second quarter of 2015. The Company did not arrange OEM orders for solar cells in the second quarter of 2015.

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Sales revenue derived from Asian market accounted for 39.3% of total revenue in the second quarter of 2015 as a result of lower shipments to China, Japan and India markets, while revenue generated from American market dramatically increased and accounted for 34.4% of total revenue. In addition, sales to European market represented 25.2% of total revenue in the quarter ended June 30, 2015.

ASP

ASP for the Company’s self-branded modules for the second quarter of 2015 was US$0.58 per watt, unchanged from the previous quarter. ASP for the Company's self-branded cells during the second quarter of 2015 was US$0.26 per watt, compared with $0.27 per watt in the previous quarter.

Wafer and Conversion Costs

Blended wafer costs in the second quarter of 2015 were US$0.20 per watt, a decrease of two cents as compared to previous quarter. Conversion costs of cells and modules manufactured in the second quarter of 2015 were US$0.14 and US$0.18 per watt, respectively, compared with US$0.13 and US$0.18 per watt, respectively, in the previous quarter. The one-cent increase in the conversion costs of cells was primarily due to the lower output.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2015 was US$6.1 million on gross margin of 6.9%, compared with gross profit of US$10.3million on gross margin of 11.3% for the first quarter of 2015. The decrease in gross profit and gross margin was primarily due to the decreased average selling price and increased unit cost for the modules shipped from the Company’s plants in mainland China.

Operating Expenses, Operating Income (Loss) and Net Loss

Operating expenses increased to US$13.9 million in the second quarter of 2015, from US$4.8 million in the first quarter of 2015. The sequential increase in operating expenses was primarily due to the increase in selling expenses and general and administration expenses. During the second quarter of 2015, selling expenses were US$4.2 million, an increase of US$1.5 million as compared to previous quarter. The increase was mainly due to higher shipping costs occurred at the Company’s Turkey plant as a result of its higher shipments. General and administration expenses were US$8.7 million during the second quarter of 2015, increased by US$7.3 million as compared to US$1.4 million in the first quarter of 2015. The increase was attributable to the increase in bad debt provision and insurance expenses. The Company reversed approximately US$4.4 million of bad debt provision in the first quarter of 2015 caused by the depreciation of Euro against RMB, which significantly lowered the total amount of general and administration expenses.

Loss from operations was US$7.8 million in the second quarter of 2015, compared with income from operations of US$5.5 million in the first quarter of 2015. In addition, the Company had other income of US$1.7 million versus other expenses of US$14.3 million in the previous quarter, which was primarily due to the foreign exchange gain incurred from the depreciation of RMB against Euro.

Correspondingly, net loss attributable to ordinary shareholders was US$10.5 million in the second quarter of 2015, compared with US$12.2 million in the previous quarter.

Amount Due from/to Related Parties

Amount due from related parties totaled US$90.5 million as of June 30, 2015, an increase of US$1.1 million compared to US$89.4 million as of March 31, 2015. Amount due to related parties totaled US$3.6 million as of June 30, 2015, a decrease of US$3.5 million compared to US$7.1million as of March 31, 2015.

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Inventory

Inventories at the end of the second quarter of 2015 totaled US$85.9 million, an increase of US$5.5 million from US$80.4 million at the end of March 31, 2015, which is mainly due to lower shipment during the quarter.

Cash Position

As of June 30, 2015, the Company had cash and cash equivalents of US$38.5 million, and restricted cash of US$110.0 million.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Contact Information:

China Sunergy Co., Ltd.

ZhuoWang

Phone: + 86 25 5276 6696

Email:IR@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company’s ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

	For the 3 months ended
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014

Total sales	87,504	91,469	88,461
Cost of goods sold	(81,439)	(81,146)	(82,961)
Gross profit	6,065	10,323	5,500
Operating expenses:
Selling expenses	(4,224)	(2,717)	(3,224)
General and administrative expenses	(8,745)	(1,386)	(10,403)
Research and development expenses	(897)	(738)	(568)
Total operating expenses	(13,867)	(4,841)	(14,195)
Income (loss) from operations	(7,801)	5,482	(8,695)
Interest expense	(5,660)	(6,338)	(7,172)
Interest income	1,414	1,500	1,476
Other income/(expenses), net	1,666	(14,319)	10,179
Changes in fair value of derivatives	-	-	0
Income (loss) before income tax	(10,381)	(13,675)	(4,212)
Income tax benefit(expense)	(112)	819	(1,131)
Net income (loss)	(10,493)	(12,856)	(5,343)
Less: non-controlling interest	21	(653)	383

Net income (loss) attributable to ordinary shareholders	(10,514)	(12,203)	(5,726)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	$(0.71)	$(0.82)	$(0.39)
Diluted	$(0.71)	$(0.82)	$(0.39)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	14,849,292
Diluted	14,849,292	14,849,292	14,849,292

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$'000)

	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014
Assets
Current Assets
Cash and cash equivalents	38,476	32,421	30,792
Restricted cash	109,984	147,400	201,914
Accounts receivable, net	64,634	61,028	72,874
Other receivable, net	30,255	22,647	25,423
Project assets	54	-	10,460
Inventories, net	85,945	80,375	55,878
Advance to suppliers, net	8,701	7,401	6,401
Amount due from related parties	90,518	89,373	77,156
Current deferred tax assets	1,613	1,554	1,239

Total current assets	430,180	442,199	482,137
Property, plant and equipment, net	214,886	216,913	229,121
Prepaid land use rights	23,087	23,230	23,659
Deferred tax assets	10,135	9,698	7,399
Long-term investment	1	1	1
Intangible assets	6	1	-
Other long-term assets	4,930	5,021	5,267
Total assets	683,225	697,063	747,584

Liabilities and equity
Current liabilities
Short-term bank borrowings	310,634	341,447	375,212
Accounts payable	147,894	122,015	88,926
Notes payable	4,364	9,384	18,634
Accrued expenses and other current liabilities	26,249	21,948	16,604
Income tax payable	4,818	4,257	3,767
Amount due to related parties	3,563	7,077	8,644
Total current liabilities	497,522	506,128	511,787
Long-term debt	271,238	272,092	264,029
Long-term payables	-	-	603
Accrued warranty costs	23,356	22,795	20,855
Other liabilities	15,614	14,610	14,790
Total liabilities	807,730	815,625	812,064

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2013 and 240,701,253 issued and outstanding as of September 30, 2014 and December 31, 2014	24	24	24
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3	3
Accumulated profit(deficit)	(344,011)	(333,496)	(285,653)
Accumulated other comprehensive income	34,654	30,548	35,898
Total equity attributable to China Sunergy Co. Ltd.	(123,963)	(117,554)	(64,361)
Non-controlling interests	(542)	(1,008)	(119)
Total equity	(124,505)	(118,562)	(64,480)
Total liabilities and equity	683,225	697,063	747,584

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